Energy Focus, Inc.
32000 Aurora Road, Suite B
Solon, OH 44139
November 29, 2018
VIA EDGAR
Mr. Paul Fischer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    Energy Focus, Inc.
Registration Statement on Form S-3
Filed November 7, 2018
File No. 333-228255
Dear Mr. Fischer:
This letter responds to the Staff’s comment provided on November 19, 2018 regarding the Registration Statement on Form S-3 filed by Energy Focus, Inc. (the “Company”), on November 7, 2018. We have set forth below the Staff’s comment followed by our response.
General

1.
Please revise the outside cover page of the prospectus to set forth the calculation of the aggregate market value of the Company’s outstanding voting and non-voting common equity, as well as the amount of all securities offered during the twelve-month period that ends on and includes the date of your prospectus.

Response:
As discussed with the Staff, the Company will provide the aggregate market value of the Company’s outstanding voting and non-voting common equity, as well as the amount of all securities offered during the twelve-month period that ends on and includes the date of the prospectus pursuant to General Instructions I.B.6 of Form S-3 in a prospectus supplement filed under Rule 424(b) of the Securities Act of 1933, as amended, following effectiveness of the Registration Statement.
Please contact our legal counsel, Janet Spreen of Baker & Hostetler LLP, at (216) 861-7564 if you require additional information or would like to discuss the foregoing response.

Very truly yours,

Energy Focus, Inc.

By:    /s/ Jerry Turin
Name:    Jerry Turin
Title:    Chief Financial Officer and Secretary
cc:    Janet A. Spreen, Esq.